Intuit Inc. 2700 Coast Ave. Mountain View, CA 94043
January 16, 2009
Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
               cc: Patrick Gilmore — Staff Accountant

Re:	Intuit Inc. Form 10-K for the Fiscal Year Ended July 31, 2008 Filed September 12, 2008 Definitive Proxy Statement Filed October 31, 2008

SEC File No. 000-21180
Dear Ms. Collins:
          We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”), received by letter dated December 19, 2008 relating to the above referenced filings of Intuit Inc.
          We appreciate your review and comments to assist us in our compliance with the applicable disclosure requirements and we are committed to providing you with the information you have requested on a timely basis.
          Set forth below are the Staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.
Form 10-K for the Fiscal Year Ended July 31, 2008
General
Comment:
1.	You state that you used third party appraisal firms to help you estimate the fair values of assets acquired and liabilities assumed in connection with your acquisitions of Electronic Clearing House, Inc., Homestead Technologies, Inc., and Digital Insight Corporation. In addition, you state that you estimated the fair values of the municipal auction rate securities you held at July 31, 2008 based on valuation reports from third parties. In your response letter, please provide us with a detailed explanation of the nature and extent of the third party’s involvement in each respective matter and the scope of management’s reliance on the information provided by the referenced third parties in deriving the relevant valuations used for financial reporting purposes.
Response:
Business Combinations
We engaged third-party appraisal firms to assist us in determining the fair values of assets acquired and liabilities assumed in the acquisitions of Electronic Clearing House, Inc., Homestead Technologies, Inc. and Digital Insight Corporation. These third party firms were engaged to perform work under management’s specific direction. These valuations require us to make significant estimates and assumptions with respect to intangible assets, including the valuation of purchased technology, customer lists and other identified intangibles. We acknowledge that we are responsible for the estimated fair values. Our process for arriving at fair values included the following:
•	We conducted interviews and gathered data to create inputs and assumptions that we then provided to the third party firms for use in their valuation models. The data we provided included information that we used to determine the values ascribed to these companies in connection with our acquisition decisions.

•	The third party firms applied traditional valuation techniques to the inputs and assumptions we provided to develop estimates of the fair values of individual assets acquired and liabilities assumed in connection with the above acquisitions.

•	We evaluated the reasonableness of the resulting third party valuation reports based on the inputs and assumptions that we provided to them.
In future filings, we will no longer refer to the use of the assistance of third party appraisal firms for the valuation of assets and liabilities, as Intuit is responsible for the estimated fair values reported.
Auction Rate Securities
We estimated the fair values of the municipal auction rate securities we held as of July 31, 2008 and October 31, 2008 based upon a discounted cash flow model described in Note 2 to the Consolidated Financial Statements in the Form 10-K and Note 8 to the Consolidated Financial Statements in the Form 10-Q for the fiscal quarter ended October 31, 2008. As part of our assessment of the fair values of these securities, we engaged in discussions with independent third parties to gain additional understanding about market risk and illiquidity. We also compared the results of our valuations to valuation reports that we received from independent third parties to assess the reasonableness of our estimates. We acknowledge that we are responsible for the estimated fair values.

In future filings, we will no longer refer to the use of the assistance of third party appraisal firms for the valuation of assets and liabilities, as Intuit is responsible for the estimated fair values reported.
Business, page 3
Comment:
2.	Starting on page 21 of your 10-K, you discuss numerous risks that could effect your payment processing business. Please consider whether you should include a more detailed discussion of your payment processing business in the Business section of future filings. See Item 101(c) (1) of Regulation S-K.
Response:
While our payroll and payment processing businesses have unique risks, which we discuss separately in the Risk Factors section of the Form 10-K, we believe that, given that net revenue for our payment processing business was less than 10% of consolidated net revenue for fiscal 2008, we have adequately described the nature of our payment processing business under Item 101(c) (1) of Regulation S-K. We will consider additional discussion of our payment processing business in future filings should this business become more significant in relation to our total business.
Note 2. Cash and Cash Equivalents, Investments and Funds Held for Customers, page 77
Comment:
3.	We note in your disclosure that as of July 31, 2008 and October 31, 2008 you determined that the fair values of your auction rate securities were substantially equal to their par values based on a discounted cash flow model that you prepared with inputs from third parties. Tell us how you considered quantifying the estimates used (e.g. interest rates, timing of principal repayments, expected holding period, etc.) in preparing the discounted cash flow model for your auction rate securities. Additionally, provide us with the assumptions used in the cash flow model that supports the fair value of these auction rate securities including how these assumptions were determined.
Response:
We use a discounted cash flow model to measure the fair values of our auction rate securities (“ARS”). The discounted cash flow model incorporates the stated bond yield rates on each individual security to project future cash flows as well as assumptions for discount rate and the expected life of the securities. Our process for estimating fair values consisted of the following:
•	Cash flows — We calculated the projected future cash flows (bond yield) using the contractual rate defined in the prospectus for each security to express the calculated contractual interest rates expected to be received associated with each security. The contractual rate represents the default rate for the specific security that failed to “auction.” We are currently receiving interest payments in accordance with the contractual terms of these securities.

•	Discount rate — We determined an appropriate discount rate based on reference to a like-kind security in an actively traded market, incrementally adjusted for an illiquidity factor as a result of the lack of activity in the market for the ARS. We used an illiquidity discount factor of 125 bps for those investments guaranteed by the federal government and an illiquidity factor of 150 bps for all other notes, which are backed by private insurance. We further tested our assumptions regarding market conditions and the illiquidity discount through discussions with independent third parties.

•	Estimated life — We applied the discount rate to the projected future cash flows for each security over the expected life of the ARS, which we estimated to be seven years. We estimated the expected life of the ARS based upon our expected holding period for the underlying securities, reference to expected lives of similar portfolios in the market, as well as discussions with independent third parties.
Exhibits 31.1 and 31.2
Comment:
4.	The certifications may not be changed in any respect from the language of Item 601(b)(31) of Regulation S-K, even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. We note that you have replaced the word “report” with “annual report” in paragraph 2. Please confirm that you will conform your disclosures in future filings to the exact language of Item 601(b)(31) of Regulation S-K.
Response:
We confirm that we will conform our disclosures in future filings to the exact language of Item 601(b)(31) of Regulation S-K.

Definitive Proxy Statement Filed October 31, 2008
Compensation Discussion and Analysis, page 17
Long-Term Equity Incentives, page 23
Comment:
5.	Please provide us with an enhanced analytical discussion of: (i) how your compensation committee determined the mix of long-term equity incentive compensation granted (restricted stock units versus options), (ii) the factors you used to determine whether to grant long-term equity incentive compensation to your named executive officers in fiscal 2008, and (iii) the correlation between each factor and the number of stock options and performance-based restricted stock units actually awarded to each named executive officer.
Response:
The Compensation Committee granted a combination of stock options and restricted stock units (“RSUs”) to our named executive officers, because the Compensation Committee believed that a mix of RSUs and stock options having approximately equal value provides the greatest retentive value for Intuit, as well as delivering value to the recipient. The specific ratio of stock options to RSUs granted was based on the Compensation Committee’s estimate of the relative value of one RSU being equal to approximately three stock options, as determined primarily based on the valuation methods discussed in SFAS 123R.
The sole factor used by the Committee to determine whether to grant long-term equity incentive compensation to our named executive officers was the performance rating of the individual recipient, as is the case with all Intuit employees. The factors evaluated in determining each named executive’s performance rating were: (1) the performance evaluation made by the CEO (or, in the case of the CEO, the Compensation Committee); (2) the assessment of these individuals and their roles in the company provided by other members of management, including our Senior Vice President of Human Resources; and (3) the scope of the executive’s responsibilities. Performance evaluations and ratings are, by their nature, subjective, and there is no quantitative formula that determines a performance rating for our named executive officers.
The number of equity incentives, including stock options and RSUs granted each named executive officer, is not dependent on any specific factor, but is determined qualitatively, considering the performance rating (as described above), cash compensation and current Intuit equity holdings of each named executive officer.
There is no specific correlation between any individual factor and the number of stock options and performance-based RSUs awarded to each named executive officer.

Comment:
6.	Although you state that the award of equity incentives was based on individual and company performance for fiscal 2008, it is unclear from your disclosure in this section whether you used predetermined minimum annual corporate or individual goals in determining equity incentive awards, as you did to determine cash incentive bonus awards. If you used targets, we expect to see a complete qualitative and quantitative description of the specific levels of achievement of your company and each named executive officer relative to the targets, similar to the discussion of your cash incentive bonus awards. See Item 402(b)(1)(v) of Regulation S-K.
Response:
The grant of equity incentives, including stock options and RSUs, is not dependent on any predetermined minimum level of corporate performance or “target.” As discussed in the response to question 5 above, eligibility for equity awards requires only that an employee receive a qualifying performance rating. As further discussed above, performance ratings are, by their nature, subjective, and there is no quantitative formula that determines a performance rating. The Compensation Committee determines the performance rating for the CEO, and the CEO determines the ratings for all other named executive officers.
All of our named executive officers who were employed by Intuit at the time of the July 2008 annual review process were eligible to receive equity incentives, based on their performance ratings.
Executive Compensation, page 27
Grants of Plan-Based Awards in Fiscal Year 2008, page 29
Comment:
7.	You state that the second table in this section provides information about stock options granted under your 2005 Equity Incentive Plan to the Named Executive Officers during fiscal 2008, and list this information using column (j) of the Grants of Plan-Based Awards table. See Item 402(d)(2)(vi) of Regulation S-K. Because the options appear to have been awarded pursuant to your equity incentive plan, please explain why you did not include this information in columns (f) through (h) of the preceding table. See Item 402(d)(2)(iv) of Regulation S-K.

Response:
          For ease of readability, we separated the Grants of Plan Based Awards into the two tables that appear on pages 29-30 of the proxy statement. The stock option grants listed on the top of page 30 have time-based vesting only. Because they do not have performance-based vesting, we characterized them as “Other Option Awards” (column (j)) and did not include them in columns (f) through (h) of the preceding table.
* * * * * * * *
          Pursuant to the Staff’s request, the company acknowledges that:
•	The company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We trust that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please contact Jeff Hank, our Vice President / Corporate Controller at (650) 944-3891 or Tyler Cozzens, our Deputy General Counsel, at (650) 944-5574. The mailing address of Intuit is 2700 Coast Avenue, Mountain View, CA 94043.

Very truly yours, Intuit Inc.
/s/ Jeffrey P. Hank
Jeffrey P. Hank
Vice President, Corporate Controller